Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-3 of Galectin Therapeutics Inc. of our reports dated March 18, 2015, relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in the Annual Report on Form 10-K of Galectin Therapeutics Inc. for the year ended December 31, 2014.

We also consent to the reference to our firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ McGladrey LLP

Charlotte, North Carolina

December 21, 2015

RSM US LLP, an Iowa limited liability partnership, is doing business as McGladrey LLP in the state of North Carolina and is a CPA firm registered with the North Carolina State Board of Certified Public Accountants under the name McGladrey LLP. Rules permitting the use of RSM US LLP have been published in the North Carolina Register and are pending final approval.